Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Revelstone Capital Acquisition Corp. on Amendment No. 2 to Form S-4 [File No. 333-274049] of our report dated March 24, 2023, which includes an explanatory paragraph as to Revelstone Capital Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements of Revelstone Capital Acquisition Corp. as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from April 5, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

October 23, 2023